Exhibit 4.30

Confidential treatment has been requested for certain portions of this exhibit. The copy filed herewith omits the information subject to the confidential treatment request. Omissions are designated as “[*****]” or “*****”. A complete version of this exhibit has been filed separately with the Commission pursuant to an application for confidential treatment under Rule 24b-2 promulgated under the Securities Exchange Act of 1934, as amended.

MODIFICATION 0002 TO
SUBCONTRACT 200-2002-00010 (BXTR)

Only Applicable to Goods and Services Ordered

Under Delivery Order 0002

In consideration of the mutual agreements set forth herein, Acambis Inc. (hereinafter “Contractor”) and Baxter Healthcare Corporation (hereinafter 2nd Subcontractor) hereby enter into this bilateral Modification 0002 to Subcontract 200-2002-00010 (BXTR) as follows:

This Modification 0002 only applies the performance of Subcontract Item 0005B as ordered under Subcontract Delivery Order 0002.

Description of Modification

     Item 0005B

     [ **** ]

2nd Subcontractor shall submit to the Contractor a proposal for equitable adjustment, if any, of the Subcontract price(s) associated with this Modification within 30-days after the Contractual Officer requests such a proposal. In the event that the Parities are unable to agree, any dispute between the Contractor and 2nd Subcontractor regarding the amount of any equitable adjustment to price resulting from this modification shall be resolved in accordance with Clauses H.22, Disputes, and H.23, Governing Law, of the Subcontract.

IN WITNESS WHEREOF, the parties hereto have executed this Modification 0002 to be effective as of      April 2002.

Acambis Inc.	Baxter Healthcare Corporation
(Contractor)	(2nd Subcontractor)

By:	By:

[ **** ]	[ **** ]

Execution Date: May 02	Execution Date: April 30, 2002